UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cyan, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
23247W104
(CUSIP Number)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[X]    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23247W104
1. Names of Reporting Persons. Michael L. Hatfield
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,540,363
6. Shared Voting Power -0-
7. Sole Dispositive Power 2,540,363
8. Shared Dispositive Power -0-
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,540,363
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)
11. Percent of Class Represented by Amount in Row (9) 5.3%
12. Type of Reporting Person (see Instructions)
IN

Item 1.
(a)    Name of Issuer:
Cyan, Inc.
(b)        Address of Issuer’s Principal Executive Offices:
1383 N. McDowell Blvd., Suite 300
300 Petaluma, CA 94954
Item 2.
(a)    Name of Person Filing:
Michael L. Hatfield
(b)    Address of Principal Business Office or, if none, Residence:
c/o Cyan, Inc.
1383 N. McDowell Blvd., Suite 300
300 Petaluma, CA 94954
(c)    Citizenship:
U.S.
(d)    Title of Class of Securities:
Common Stock
(e)    CUSIP Number:
23247W104
Item 3.
Not Applicable

Item 4.	Ownership
At December 31, 2014, Michael L. Hatfield owned of record 1,983,414 shares of Issuer’s common stock, as well as 556,949 shares of common stock issuable upon exercise of stock options and settlement of restricted stock units vesting within 60 days after December 31, 2014.
Item 5.     Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ]
Item 6.     Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.     Identification and Classification of Members of the Group
Not Applicable
Item 9.     Notice of Dissolution of Group
Not Applicable
Item 10.     Certifications
Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2015
By:    /s/ Michael L. Hatfield
    Michael L. Hatfield